December 12, 2019

Ms. Anu Dubey

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

MSS Series Trust

Towpath Focus Fund

Towpath Technology Fund

File Nos. 333-135714 and 811-21927

Dear Ms. Dubey:

On September 26, 2019, MSS Series Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of the Towpath Focus Fund and the Towpath Technology Fund (filed initially as the Oelschlager Equity Fund and the Oelschlager Technology Fund respectively) (each a “Fund” and collectively the “Funds”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on November 5, 2019, except as indicated below.  Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

GENERAL

1.

Comment.

Please review and revise as appropriate the disclosure pertaining to electronic delivery of shareholder reports pursuant to Item 27 of Form N-1A.

Response.

The disclosure has been revised as follows (added text is underlined):

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s shareholder reports like this one will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by contacting your financial intermediary (such as a broker-dealer or bank) or, if you are a direct investor, by following the instructions included with paper Fund documents that have been mailed to you. You may also elect to receive all future reports in paper free of charge.

You may elect to receive all future reports in paper free of charge. You can inform the Fund that you wish to continue receiving paper copies of your shareholder reports calling the Fund at the 877-593-8637.  If you own these shares through a financial intermediary, contact the financial intermediary to request paper copies.  Your election to receive reports in paper will apply to all funds held with the fund complex or your financial intermediary.

Towpath Focus Fund

PROSPECTUS

Fee Table

2.

Comment. Per General Instruction C(3)(b) of Form N-1A, please remove the following disclosure from each Fund’s summary prospectus: “The Fund may change its investment objectives without shareholder approval, although it has no current intention to do so. Shareholders will be provided with at least 60 days’ prior written notice of any change to the Fund’s investment objectives.”

Response. The disclosure in question has been removed from each Fund’s summary prospectus.

Principal Investment Strategy

3.

Comment. Given the disclosure, “holds shares of foreign companies” – please identify if the Fund will invest in emerging markets to the level of a principal strategy. If so, please add reference and disclose the corresponding risks of emerging markets under Principal Investment Risks.

Response.  The Registrant indicates that the Adviser does not intend to invest in emerging markets as part of the Fund’s principal investment strategy.

Principal Investment Risks

4.

Comment. Please revise the order of each Fund’s principal investment risks so that they appear by order of importance most likely to affect the Fund’s NAV, yield, and total return rather than alphabetical.

Response. The Registrant respectfully declines to reorder the principal investment risks of either Fund. The Registrant believes that the risks should remain alphabetical to avoid potentially misleading investors by giving the impression that the Registrant is able to correctly predict the rank of other risks. The Registrant further notes that there is no requirement in Form N-1A that restricts a fund from ordering its principal investment risks alphabetically.

5.

Comment. Please confirm that Oelschlager Investments LLC will be registered with the SEC prior to the effectiveness of the Registration Statement.

Response. The Registrant affirms that Oelschlager Investments LLC has completed its SEC registration prior to the effectiveness of this Registration Statement.

6.

Comment. Please identify whether either Fund expects to focus in a particular sector at launch. If so, please disclose the corresponding risks of that particular sector.

Response. The Towpath Focus Fund does not intend to focus in a particular sector at launch, but may, from time to time, focus its investments in a particular sector. The Towpath Technology Fund includes “Technology Sector Risk” among its principal investment risks.

Temporary Investments

7.

Comment. With regard to the disclosure, “Each Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.” – please revise to clarify whether this statement is referring to a temporary defensive position.

Response. The disclosure in question has been deleted.

8.

Comment. With regard to the disclosure beginning, “To respond to unusual situations...” – Please revise to mirror the language of Item 9(b)(1) of Form N-1A.

Response. The disclosure in question has been revised to read:

To respond to ~~unusual situations~~ adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities and money market instruments. These short-term debt securities and money market instruments include: shares of money market mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities and repurchase agreements. While the Fund is in a defensive position, the opportunity to achieve its investment objective will be limited. Furthermore, to the extent that the Fund invests in money market mutual funds for cash positions, there will be some duplication of expenses because the Fund pays its pro-rata portion of such money market funds’ advisory fees and operational fees.

Opening an Account

9.

Comment. Please add disclose explaining the situations (or examples of) in which the Fund would refuse to sell to any person. Please apply this comment to both Funds.

Response. The disclosure in question has been revised to read as follows:

The Fund reserves the right to reject or restrict purchase for any reason, particularly when a shareholder’s trading activity suggests that the shareholder may be engaged in market timing or other disruptive trading activities.

10.

Comment. With regard to the disclosure, “The Fund (or the Fund's agent) each have the authority to redeem shares in your account(s) to cover any losses due to fluctuations in share price.” – please explain what authority the Fund has to involuntarily redeem a shareholder.

Response. The disclosure in question has been removed.

Redemptions in Kind

11.

Comment. With regard to the statement, “In-kind redemption of Fund shares will be redeemed pro-rata”- please clarify whether this is referring to how securities will be selected to pay out in-kind redemptions. See Liquidity Rule Adopting Release (page 294).

Response. The disclosure has been revised as follows:

The Fund reserves the right to honor requests for redemption or repurchase orders made by a shareholder during any 90-day period by making payment in whole or in part in portfolio securities ("redemption in kind") on the amount of such a request that is large enough to affect operations (that is, on the amount of the request that is greater than the lesser of $250,000 or 1% of the Fund's net assets at the beginning of the 90-day period). To the extent feasible, a redemption in kind would be a pro rata allocation of the Fund’s portfolio. The securities will be chosen by the Fund and valued using the same procedures as used in calculating the Fund's NAV. The Fund may use illiquid securities for redemptions in kind.  A shareholder may incur transaction expenses in converting these securities to cash.

Distribution Fees

12.

Comment. The distribution fee within this section shows as 0.25%, but is inconsistent with the Fee Table line item which shows 0.00%, please reconcile.

Response. The Fund will not utilize a 12b-1 plan upon launch. All references to 12b-1 have been deleted.

13.

Comment. Per Item 12(b)(2) of Form N-1A, please add disclosure that because these fees are paid out of Fund assets on an ongoing basis, over time, these fees are going to increase the cost of the investment and may cost you more than other types of sales charges.

Response. Please see the Registrant’s response to Comment 12.

Towpath Technology Fund

PROSPECTUS

Fee Table

14.

Comment. Please confirm that the expense limitation agreement contemplated by footnote 3 will be filed as an exhibit to the Registration Statement.

Response.  The Registrant confirms that the expense limitation agreement will be filed as an exhibit to the Registration Statement.

15.

Comment. Please confirm that the date of the expense limitation will be at least one year from the effective date of the Registration Statement.

Response.  The Registrant confirms that the date of the expense limitation agreement will be at least one year from the effective date of the Registration Statement.

STATEMENT OF ADDITIONAL INFORMATION

16.

Comment. Investment Restrictions – Please add disclosure that the Funds will consider the holdings of underlying funds in which they invest when determining compliance with its own concentration policy.

Response. The Registrant notes that it is not aware of a requirement to consider the concentration policies of an underlying investment company in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy. The Registrant further notes that the Fund’s adviser would not have access to an unaffiliated underlying fund’s current portfolio holdings information at the time of investment. Notwithstanding the foregoing, the Registrant confirms that, to the extent an underlying investment company has adopted a fundamental policy to concentrate in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy

Part C

17.

Comment. Please provide a legal opinion along with regard to each Fund.

Response. The Registrant represents that a legal opinion will be provided with regard to each Fund

If you have any questions or additional comments, please call Joshua Hinderliter at (614) 469-3345.

Very truly yours,

            /s/ Joshua J. Hinderliter

Joshua J. Hinderliter